August 19, 2011	Hal J. Leibowitz

+1 617 526 6461 (t)
VIA EDGAR	+1 617 526 5000 (f)
hal.leibowitz@wilmerhale.com

Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attention:  Mellissa Campbell Duru

Re:	Icagen, Inc. (the “Company”)

Schedule 14D-9 filed August 4, 2011 (File No 05-81358) (the “Schedule 14D-9”)

Dear Ms. Duru:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated August 9, 2011 relating to the Company’s Schedule 14D-9 filed August 4, 2011 (which the Company has since amended by Amendment No. 1 and Amendment No. 2). Attached hereto for electronic filing on behalf of the Company pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14d-9 thereunder, is Amendment No. 3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Amendment”) in response to the Staff’s comments and to amend certain other disclosure in the Schedule 14D-9. For the Staff’s convenience, its comments are restated below, followed by the Company’s responses.

Item 4. The Solicitation or Recommendation, page 11

(b) Background of the Transaction, page 12

Comment 1. Supplement the disclosure to clarify the following:

•	the specific number of parties that expressed a preliminary interest in engaging in discussions regarding potential collaborations with Icagen between November 2010 to June 2011;

Response. The Company has amended the disclosure on page 12 of the Schedule 14D-9 in response to the Staff’s comment by revising the third sentence of the 6th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“While six of these parties expressed preliminary interest in engaging in discussions regarding a potential collaboration, merger or acquisition of a particular asset or capability of the Company, each of these companies either failed to submit an indication of interest or suggested a transaction on terms where the parties were unable to agree on relative valuation of the companies.”

•	material qualitative and/or quantitative factors regarding a transaction with Pfizer that were discussed by the Board members between April 13-April 27, 2011;

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

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August 19, 2011

Response. The Company has amended the disclosure on page 13 of the Schedule 14D-9 in response to the Staff’s comment by revising the second sentence of the 9th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“These discussions included conversations with Dr. Charles Sanders, Chairman of the Company’s Board, J.P. Morgan and the Company’s outside counsel at Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”).”

Additionally, the Company respectfully notes that the only material qualitative or quantitative factors regarding a transaction with Pfizer that were discussed by the Board members between April 13-April 27, 2011 were the informal factors disclosed on page 13 of the Schedule 14D-9.

•	further details regarding all material discussions of contingent value rights and whether this option was discussed after the Board received the proposal of $6 per share and if not, why not;

Response. On or about May 17, 2011 Pfizer first expressed potential interest in a transaction that would provide contingent value rights and improved cash consideration in response to J.P. Morgan’s suggestion to bridge the valuation gap between Pfizer’s previously indicated range of $4.00-$5.00 per share in cash and the Board’s expression that this price range was inadequate. Pfizer expressed interest in a transaction providing contingent value rights valued at approximately $0.50 per share to Icagen stockholders as part of a possible proposal that would include $5.00 per share in cash consideration on or about May 19, 2011. After J.P. Morgan informed Mr. Giordano that the combined approximate value of $5.50 per share to Icagen’s stockholders remained inadequate, Mr. Giordano called J.P. Morgan on June 1, 2011 to indicate that Pfizer would increase the consideration to $6.00 per share in cash. During this call, Mr. Giordano informed J.P. Morgan that there would be no further discussion of contingent value rights because $6.00 per share was Pfizer’s best and final offer and Pfizer would no longer consider contingent value rights as a component of the consideration to be paid to Icagen’s stockholders. The Company respectfully suggests that, in light of the foregoing and the existing disclosure regarding these matters on page 14 of the Schedule 14D-9, no additional disclosure is required.

•	the material issues discussed and considered by Icagen management, the Board and/or J.P. Morgan between May 19-May 24, 2011;

Response. The Company has amended the disclosure on page 14 of the Schedule 14D-9 in response to the Staff’s comment by adding the following sentence to the end of the 21st paragraph under the heading “(b) Background of the Transaction”:

“These conversations contemplated whether Pfizer’s most recent offer truly represented Pfizer’s best and final offer or whether the Company might be able to obtain a higher price through further negotiations with Pfizer.”

•	further detail regarding the components of the J.P. Morgan valuation presentation that were discussed at length by the Board at its June 2 meeting;

August 19, 2011

Response. The Company has amended the disclosure on page 14 of the Schedule 14D-9 in response to the Staff’s comment by revising the fifth sentence of the 25th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“J.P. Morgan then made a detailed presentation regarding valuation, which presentation included substantially the same valuation materials as J.P. Morgan presented in its final presentation to the Icagen Board on July 19 described below under “Opinion of Icagen’s Financial Advisor.” The J.P. Morgan presentation also included several analyses that considered the sensitivity of the results to changes in various assumptions as well as the impact of potential future dilutive equity financings.”

•

the difference expressed in quantitative terms, of the proposal offered by Company A versus Pfizer (i.e., the difference in the relative premium to the stock price being offered by Company A versus the premium offered by Pfizer); and

Response. The Company has amended the disclosure on page 14 of the Schedule 14D-9 in response to the Staff’s comment by revising the seventh sentence of the 25th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“The board determined that the expression of interest from Company A was not competitive with the proposed transaction with Pfizer because (i) representatives of Company A indicated to J.P. Morgan that Company A’s potential premium would likely be in the range of 20%–40% of the Company’s unaffected stock price, and was necessarily subject to change due to the preliminary nature of the expression of interest as well as Company A’s views regarding limiting Icagen’s pro forma ownership, and (ii) Company A’s offer was not for a cash transaction.”

•	the “key issues” that remained open and were negotiated between July 12-19, 2011.

Response. The Company has amended the disclosure on page 16 of the Schedule 14D-9 in response to the Staff’s comment by revising the second sentence of the 45th paragraph under the heading “(b) Background of the Transaction” so that it reads as follows:

“In addition, on July 12, July 14 and July 18, Dr. Wagoner and Mr. Giordano spoke to resolve key open issues in the negotiation of the Merger Agreement by WilmerHale and Ropes & Gray, including the provisions of the Merger Agreement relating to the exercise of the Board’s fiduciary duties, Pfizer’s request for a closing condition regarding maximum transaction fees and the proposed amendment to the Collaborative Research and License Agreement to defer milestone payments during the period of the Offer.”

Comment 2. We note that retention agreements may be executed between Dr. Wagoner and other members of Icagen’s management team. Revise to disclose the material terms, if any, surrounding the negotiations of such retention agreements.

August 19, 2011

Response. The Company has revised the disclosure on page 11 of the Schedule 14D-9 in response to the Staff’s comment by inserting the following paragraph after the 13th paragraph under the heading “(b) Arrangements with the Purchaser and Pfizer”:

“Retention Agreements between Purchaser, Pfizer and members of Icagen’s Management Team. There have been no negotiations or discussions between any members of Icagen’s management team, including Dr. Wagoner, on the one hand, and the Purchaser or Pfizer, on the other hand, regarding retention agreements with such members of Icagen’s management team.”

Closing Comments

In response to the Staff’s request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, the Amendment, or any related matters, please do not hesitate to contact the undersigned at 617-526-6461.

Very truly yours,

/s/ Hal J. Leibowitz
Hal J. Leibowitz

cc:	P. Kay Wagoner

Chief Executive Officer and President

Icagen, Inc.